FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated March 29, 2010, Excel Maritime Appoints New Chief Operating Officer and New Chief Financial Officer.

Exhibit 1

Excel Maritime Appoints New Chief Operating Officer and New Chief Financial Officer

ATHENS, GREECE – March 29, 2010 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, today announced that Mr. Charalampos Mazarakis has been appointed as the Company’s Chief Operating Officer. Mr. Mazarakis will assume his position in mid May 2010. The Company also announced that Mr. Pavlos Kanellopoulos has been appointed as the Company’s Chief Financial Officer. Mr. Kanellopoulos will assume his position in early April 2010.

Mr. Mazarakis (45) has 20 years of experience in finance and operations positions, mostly at a senior level. Mr. Mazarakis started his career in 1991 at Procter & Gamble in Greece. From 1999 to 2008 Mr. Mazarakis held a number of senior positions within the Vodafone Group, namely Group CFO in Greece, Interim CEO in Hungary and COO in Greece. In 2008, Mr. Mazarakis moved to Titan Cement Group (an international building materials company) as Group CFO. Mr. Mazarakis holds an undergraduate degree in business administration from the University of Piraeus, Greece and an MBA from The Ohio State University, USA.

Mr. Kanellopoulos (40) has 15 years of experience in banking and finance positions, mostly at a senior level. He started his career in the International Banking Division of the Bank of Tokyo-Mitsubishi in London. Since 2003, Mr. Kanellopoulos held CFO positions with companies in the manufacturing and TMT sectors, most recently as Group CFO at Forthnet SA, the largest alternative telecom and pay-TV operator in Greece. Mr. Kanellopoulos has studied at the Athens University of Economics, the University of Warwick and the London School of Economics and holds a BSc and MSc (Econ).

Mr. Papatrifon, who has been the Chief Financial Officer of the Company since January 2005, is joining the Board of Directors as of April 2010 and will continue to provide the Company with his expertise and insight.

Mr. Gabriel Panayotides, Chairman of the Board, commented, “We are pleased to welcome Mr. Mazarakis and Mr. Kanellopoulos to Excel’s management team. They bring a broad base of financial experience and operational expertise to the Company. I am confident that they will be an asset to our Company, helping us build long-term value for our shareholders. We are also particularly pleased to welcome Mr. Papatrifon in his new position as a member of our Board of Directors and look forward to his continuous contribution in the development and success of the Company.”

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of approximately 3.9 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: March 29, 2010

By:

/s/ Eleftherios Papatrifon

Eleftherios Papatrifon

Chief Financial Officer